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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                             LIBERTE INVESTORS INC.
                             ----------------------
                                (Name of Issuer)

                                  COMMON STOCK
                          ----------------------------
                         (Title of Class of Securities)

                                  530154-10-3
                                  ------------
                                 (CUSIP Number)

                                               WITH A COPY TO:

            GERALD J. FORD                    MICHAEL M. BOONE
       HUNTER'S GLEN/FORD, LTD.             HAYNES AND BOONE, LLP
          200 CRESCENT COURT,                  901 MAIN STREET
              SUITE 1350                         SUITE 3100
          DALLAS, TEXAS 75201             DALLAS, TEXAS 75202-3789
            (214) 873-5131                     (214) 651-5000
       -----------------------------------------------------------
              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)

                              JULY 18, 2000
          -----------------------------------------------------
         (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d- 1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                          Page  2  of  8  Pages
                                                               ---    ---
                                  SCHEDULE 13D



CUSIP No. - 530154-10-3

-------------------------------------------------------------------------------
              NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
      1
              Gerald J. Ford, individually and as the sole trustee and sole grantor of Turtle Creek Revocable Trust
-------------------------------------------------------------------------------
      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
      3      SEC USE ONLY

-------------------------------------------------------------------------------
      4      SOURCE OF FUNDS

                 PF, BK
-------------------------------------------------------------------------------
      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                          [ ]

-------------------------------------------------------------------------------
      6      CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
-------------------------------------------------------------------------------
            NUMBER OF         7  SOLE VOTING POWER                   645,800
             SHARES        ----------------------------------------------------
          BENEFICIALLY        8  SHARED VOTING POWER                 8,002,439
            OWNED BY       ----------------------------------------------------
              EACH            9  SOLE DISPOSITIVE POWER              645,800
           REPORTING       ----------------------------------------------------
             PERSON          10  SHARED DISPOSITIVE POWER            8,002,439
              WITH
-------------------------------------------------------------------------------

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               8,914,739
-------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                         [ ]

-------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               44.01%
-------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON

                               IN
-------------------------------------------------------------------------------

                                                          Page  3  of  8  Pages
                                                               ---    ---

                                  SCHEDULE 13D

CUSIP No. - 530154-10-3
-------------------------------------------------------------------------------
             NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
     1
             Jeremy Ford
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

               PF
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                          [ ]

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
-------------------------------------------------------------------------------
           NUMBER OF      7  SOLE VOTING POWER                   266,500
            SHARES      -------------------------------------------------------
         BENEFICIALLY     8  SHARED VOTING POWER                 0
           OWNED BY     -------------------------------------------------------
             EACH         9  SOLE DISPOSITIVE POWER              266,500
          REPORTING     -------------------------------------------------------
            PERSON       10  SHARED DISPOSITIVE POWER            0
             WITH
-------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 266,500
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                         [ ]
-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                 1.3%
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

                                 IN
-------------------------------------------------------------------------------

                                                          Page  4  of  8  Pages
                                                               ---    ---

     This Amendment No. 2 to Schedule 13D is being filed by Gerald J. Ford, Ford Diamond Corporation, Hunter's Glen/Ford, Ltd., and the Turtle Creek Revocable Trust to amend the Amendment 1 to Schedule 13D dated December 2, 1998 filed by Gerald J. Ford, Ford Diamond Corporation and Hunter's Glen/Ford, Ltd., (the "Amendment No. 1"): (i) to add a cover page for Jeremy Ford, (ii) to amend Items 1, 4, 7, 8, 9, 10, 11 and 13 of Gerald J. Ford's cover page and (iii) to amend Items 2, 3, 4, 5, and 7 to incorporate the effects of items (i), (ii) and (iii), and the acquisition by Gerald J. Ford, as sole trustee and sole grantor of the Turtle Creek Revocable Trust, of a total of 645,800 shares of Liberte Investors Inc. common stock, and the acquisition by Jeremy Ford of 266,500 shares of Liberte Investors Inc. common stock.

ITEM 2.  IDENTITY AND BACKGROUND

     Item 2 is hereby amended by adding the following:

     This Amendment No. 2 to Schedule 13D is being filed by Gerald J. Ford, individually and as sole trustee and sole grantor of Turtle Creek Revocable Trust, Ford Diamond Corporation, Hunter's Glen/Ford, Ltd. and Jeremy Ford (collectively, the "Reporting Persons").

     Jeremy Ford's principal occupation is as a financial analyst of California Federal Bank. The principal business address of Jeremy Ford is 625 Madison Avenue, 11th Floor, New York, New York 10022. Jeremy Ford is the son of Gerald
J. Ford.

     The Turtle Creek Revocable Trust is a trust established under the laws of Texas for the benefit of Mr. Ford's children. Its business address is 200 Crescent Court, Suite 1350, Dallas, Texas 75201. Mr. Ford is the sole trustee and sole grantor of the Turtle Creek Revocable Trust.

     Neither the Turtle Creek Revocable Trust nor Jeremy Ford has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). Neither the Turtle Creek Revocable Trust nor Jeremy Ford has, during the last five years, been a party to a court proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 is hereby amended by adding the following:

     The $799,500 purchase price of the shares purchased by Jeremy Ford represent a portion of funds distributed to Jeremy Ford from a trust established for his benefit.

     Of the $2,076,062 aggregate purchase price of the shares purchased by the Turtle Creek Revocable Trust, $2,000,000 represents funds borrowed under a $40 million revolving credit facility with Bank of America, N.A. Amounts loaned under the credit facility bear interest, at the option of Mr. Ford, either at
(i) the Prime Rate announced by Bank of America or (ii) LIBOR plus 1% per annum. Amounts bearing interest at the LIBOR-based rate must be repaid at the end of the relevant interest period. The remaining $76,062 represents cash from Mr. Ford's personal funds.

ITEM 4.  PURPOSE OF THE TRANSACTION

                                                              Page 5 of 8 Pages
                                                                  ---  ---

     Item 4 is hereby amended by adding the following:

     Mr. Ford and Jeremy Ford acquired the shares of common stock for investment purposes. Except as described herein, neither has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     Mr. Ford and Jeremy Ford reserve the right to acquire additional securities of Liberte Investors Inc., to dispose of such securities at any time, or to formulate other purposes, plans or proposals regarding Liberte Investors Inc. or any of its securities, to the extent deemed advisable in light of his general investment policies, market conditions or other factors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is hereby amended in its entirety as follows:

     (a) and (b).

     Hunter's Glen/Ford, Ltd. is the record and beneficial owner of 8,002,439 shares of Liberte Investors Inc. common stock, which represents approximately 39.5% of Liberte Investors Inc.'s outstanding common stock. As a result of the relationship of Gerald J. Ford to Hunter's Glen/Ford, Ltd., Ford Diamond Corporation to Hunter's Glen/Ford, Ltd. and Ford Diamond Corporation to Gerald
J. Ford, each Reporting Person may be deemed to have shared power to vote, or direct the vote of, and to dispose, or direct the disposition of, the 8,002,439 shares of Liberte Investors Inc. common stock owned directly by Hunter's Glen/Ford, Ltd.

     Jeremy Ford is the record and beneficial owner of 266,500 shares of Liberte Investors Inc. common stock, which represents approximately 1.3% of Liberte Investors Inc.'s outstanding common stock, and is deemed to have sole power to vote, or direct the vote of, and to dispose, or direct the disposition of, the 266,500 shares of Liberte Investors Inc. common stock owned directly by Jeremy Ford.

     Gerald J. Ford, as sole trustee and sole grantor of the Turtle Creek Revocable Trust, is the record owner of 645,800 shares of Liberte Investors Inc. common stock, which represents approximately 3.2% of Liberte Investors Inc.'s outstanding common stock. As sole trustee and sole grantor of the Turtle Creek Revocable Trust, Gerald J. Ford has sole voting and dispositive power over these shares.

     On August 16, 1996, Hunter's Glen/Ford, Ltd. acquired 8,102,439 shares of common stock of Liberte Investors Inc., representing 40.0% of the 20,256,097 shares of common stock then outstanding, at a price of $2.85 per share. On February 14, 1997, Hunter's Glen/Ford, Ltd. sold 100,000 shares of common stock of Liberte Investors Inc., at a price of $2.85 per share, pursuant to a private sale. The Turtle Creek Revocable Trust made the following purchases since Amendment No. 1:

                                                            Page 6  of  8 Pages
                                                                ---    ---

              Date               Quantity               Price
        -----------------        --------           -------------
        November 24, 1999          9,800            $3.0625/share
        November 29, 1999            800            $3.1250/share
        December 14, 1999          1,300            $3.0625/share
        December 14, 1999          5,000            $3.1875/share
        December 16, 1999        623,100            $3.1875/share
        December 20, 1999          5,800            $3.1250/share


     (c) The following table details the transactions in shares of common stock of Liberte Investors Inc. by the Reporting Persons in the past 60 days.


        Date                                 Transaction                             Quantity              Price
        ----                                 -----------                             --------              -----
    July 18, 2000                  Private Purchase by Jeremy Ford                   266,500            $3.00/share


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

Exhibit F:        Joint filing Agreement dated July 27, 2000, among Gerald J.
                  Ford, as an individual and as sole trustee of the Turtle
                  Creek Revocable Trust, Ford Diamond Corporation, Hunter's
                  Glen/Ford, Ltd. and Jeremy Ford.

                                                         Page  7  of  8  Pages
                                                              ---    ---

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

July 27, 2000            /s/ GERALD J. FORD
                   -----------------------------------------------------------
                   Gerald J. Ford, as an individual and as sole trustee of the Turtle Creek Revocable Trust


July 27, 2000      FORD DIAMOND CORPORATION, a Texas corporation


                   By:   /s/ GERALD J. FORD
                      --------------------------------------------------------
                   Name:  Gerald J. Ford
                   Title: President


July 27, 2000      HUNTER'S GLEN/FORD, LTD, a Texas limited partnership


                   By:   /s/ GERALD J. FORD
                      --------------------------------------------------------
                   Name:  Gerald J. Ford
                   Title: General Partner

July 27, 2000
                         /s/ JEREMY FORD
                   -----------------------------------------------------------
                   Jeremy Ford

                                                             Page 8 of 8 Pages
                                                                 ---    ---

                                    EXHIBIT F

               Agreement Pursuant to Rule 13d-1(k) filed herewith


     Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

July 27, 2000      /s/ GERALD J. FORD
                   -----------------------------------------------------------
                   Gerald J. Ford, as an individual and as sole trustee of the
                   Turtle Creek Revocable Trust


July 27, 2000      FORD DIAMOND CORPORATION, a Texas corporation

                   By: /s/ GERALD J. FORD
                      --------------------------------------------------------
                   Name:  Gerald J. Ford
                   Title: President


July 27, 2000      HUNTER'S GLEN/FORD, LTD, a Texas limited partnership

                   By: /s/ GERALD J. FORD
                     ---------------------------------------------------------
                   Name:  Gerald J. Ford
                   Title: General Partner


July 27, 2000       /s/ JEREMY FORD
                   -----------------------------------------------------------
                   Jeremy Ford